Filed by Nuveen Energy MLP Total Return Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

MLP & Strategic Equity Fund Inc.

Commission File No. 811-22040

MLP & Strategic Equity Fund, Inc. (MTP)

IMPORTANT NOTICE:

ANNUAL MEETING OF SHAREHOLDERS ADJOURNED UNTIL

AUGUST 2, 2012

Dear Shareholder:

We recently sent you proxy materials concerning important proposals affecting your fund, which were considered at an Annual Meeting of Shareholders of the fund on Thursday, July 12, 2012. The meeting has been adjourned in order to allow more time for shareholders to cast their votes. The meeting will reconvene on August 2, 2012 at 2:00 p.m., Central time. This letter was sent because you held shares in the fund on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS AVOID UNNECESSARY COMMUNICATIONS WITH SHAREHOLDERS

AND ELIMINATES PHONE CALLS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-866-300-0742.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.